Mail Stop 6010

June 2, 2006

E. J. Elliott, Chairman and Chief Executive Officer
Gencor Industries Inc.
5201 North Orange Blossom Trail
Orlando, Florida 32810

Via U S Mail and FAX [(407) 299-8241]

> **Re: Gencor Industries Inc.**
> **Form 10-K for the fiscal year ended September 30, 2005**
> **File No. 1-11703**

Dear Mr. Elliott:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James